UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-39977

Baosheng Media Group Holdings Limited

East Floor 5

Building No. 8, Xishanhui

Shijingshan District, Beijing 100041

People’s Republic of China

+86-010-82088021

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Explanatory Note

Baosheng Media Group Holdings Limited (the “Company”) is furnishing this Amendment on Form 6-K/A (this “Amendment”) to the Company’s current report on Form 6-K furnished on September 7, 2023 (the “Original 6-K”), solely to correct certain information on page 3 of Exhibit 99.1 to the Original 6-K. Disclosure related to the number of the Company’s ordinary shares issued and outstanding as of August 29, 2023, the record date of the Company’s upcoming extraordinary general meeting of shareholders, should read as follows:

Q: Who is entitled to vote at the Meeting?

A: The Record Date for the Meeting is August 29, 2023. Only holders of Ordinary Shares of the Company as of the close of business on the Record Date are entitled to both notice of, and to vote at, the Meeting or any adjournment or postponement thereof. As of the Record Date, there were 1,534,487 Ordinary Shares outstanding. Each Ordinary Share that you own entitles you to one vote.

Except as specifically described in this explanatory note, this Amendment does not amend, modify or update any disclosures contained in the Original 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 13, 2023

Baosheng Media Group Holdings Limited

By:	/s/ Shasha Mi
Name:	Shasha Mi
Title:	Chief Executive Officer